Exhibit 16


May 18, 2001


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Microchip Technology Incorporated and, under the date of April 30, 2001, we reported on the consolidated financial statements of Microchip Technology Incorporated and subsidiaries as of and for the years ended March 31, 2001 and 2000. On May 16, 2001, our appointment as principal accountants was terminated. We have read Microchip Technology Incorporated's statements included under Item 4 of its Form 8-K dated May 16, 2001, and we agree with such statements, except that the change was recommended by the audit committee and approved by the board of directors.


                                        KPMG LLP